Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number	E-mail Address
(852) 2514-7620	ygao@stblaw.com

January 8, 2020

CONFIDENTIAL AND VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sonia Barros, Esq., Assistant Director
Ms. Folake Ayoola, Esq., Senior Counsel
Mr. Wilson Lee, Staff Accountant
Mr. Eric McPhee, Staff Accountant

Re:	Phoenix Tree Holdings Limited
Registration Statement on Form F-1
File No. 333-234354

Ladies and Gentlemen:

On behalf of our client, Phoenix Tree Holdings Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Amendment No.1 to the Registration Statement on Form F-1 (the “Amendment No.1”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended.  The Company notes that it has included the estimated price range (the “price range”) for its initial public offering (the “IPO”) and related disclosure in the preliminary prospectus which forms a part of the Amendment No. 1.

The Company will commence its marketing activities in connection with the IPO shortly after the date hereof. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about January 16, 2020, and will file the joint acceleration requests in time before the requested effective time. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this IPO timetable.

DANIEL FERTIG   ADAM C. FURBER   YI GAO   ADAM S. GOLDBERG   MAKIKO HARUNARI   JONATHAN HWANG   IAN C. HO   ANTHONY D. KING   CELIA C.L. LAM   CHRIS K.H. LIN   JIN HYUK PARK   KATHRYN KING SUDOL   CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

We enclose herewith five (5) courtesy copies of the Amendment No.1, which has been marked to show changes to the Company’s Registration Statement filed with the Commission on October 28, 2019 (the “October 28 Filing”).

The Company has responded to the Staff’s comment contained in the comment letter dated November 4, 2019 from the Staff (the “November 4 Comment Letter”) and the Staff’s verbal comment conveyed to us on November 18, 2019 (the “Verbal Comment”) by revising the October 28 Filing or providing explanations in response to the comments.

Set forth below are the Company’s responses to the Staff’s comment in the November 4 Comment Letter and the Verbal Comment. The Staff’s comments are retyped in bold italics below for your ease of reference.

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November 4 Comment Letter: Cover Page

1.                                      We refer to the graphics presented in the insider front cover. Please revise to provide the dates for the iResearch reference in footnotes 4 and 5.

In response to the Staff’s comment, the Company has revised footnotes 4 and 5 to the insider front cover to include the dates for the iResearch reference.

Verbal Comment

2.                                      We note KPMG Huazhen LLP has served as the Company’s auditor since 2019.  Please advise whether the Company has engaged any other independent accountant as the principal accountant to audit the Company’s financial statements in the Company’s two most recent fiscal years (i.e. 2017 and 2018) and any subsequent interim period.  If yes, please provide the disclosure required by Item 4.d of Form F-1, which cross references Item 16F of Form 20-F.

The Company respectfully advises the Staff that it has not engaged any independent accountant other than KPMG Huazhen LLP as the principal accountant to audit the Company’s financial statements in the Company’s two most recent fiscal years (i.e. 2017 and 2018) and any subsequent interim period.

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If you have any question regarding the Registration Statement, please do not hesitate to contact me at +852-2514-7620 (work), +852-6588-7136 (mobile) or ygao@stblaw.com (email).

Very truly yours,

/s/ Yi Gao
Yi Gao

Enclosures

cc:                                Derek Boyang Shen, Chairman

Jing Gao, Chief Executive Officer and Director

Yan Cui, President and Director

Jason Zheng Zhang, Chief Financial Officer

Phoenix Tree Holdings Limited

Chris Lin
Daniel Fertig

Simpson Thacher & Bartlett

Benjamin Su

Daying Zhang

Latham & Watkins LLP

Allen Lu

Enid Yang

KPMG Huazhen LLP